Exhibit 99.1

Certain Changes to Arrangements with Ant Group

Pursuant to the share and asset purchase agreement, dated August 12, 2014, as amended on February 1, 2018 and September 23, 2019 (the “SAPA”) and certain other agreements, Alibaba Group Holding Limited (“Alibaba” or “we”) have certain governance and other rights in respect of Ant Group Co., Ltd. (“Ant Group”, formerly known as Ant Small and Micro Financial Services Group Co., Ltd.), in which we hold a 33% equity interest, and Alipay.com Co., Ltd. (“Alipay”), a wholly-owned subsidiary of Ant Group.

On August 24, 2020, Alibaba, Ant Group and certain other relevant parties amended the SAPA and certain other agreements (the “2020 Amendments”). These amendments were made primarily to facilitate Ant Group’s planned initial public offering on the Science and Technology Innovation Board of the Shanghai Stock Exchange (the “A-Share Listing”) and on the main board of The Stock Exchange of Hong Kong Limited (the “H-Share Listing” and, together with the A-Share Listing, the “Ant IPO”).

These amendments have been reviewed and approved by a committee of our board comprised solely of independent non-executive directors (the “Alibaba Independent Committee”) pursuant to the SAPA and related agreements, and by our full board of directors.

Apart from the amended provisions described in this summary, the key terms of our agreements with Ant Group, as described in our Annual Report on Form 20-F for the fiscal year ended on March 31, 2020, filed with the U.S. Securities and Exchange Commission on July 9, 2020 and incorporated herein by reference (the “Annual Report”), remain substantially unchanged.

Amendments to the SAPA

Adjustments to Corporate Governance and other Alibaba Rights

Pursuant to the 2020 Amendments the following rights under the SAPA would be terminated upon the completion of the Ant IPO:

•                  our right to jointly recommend with Ant Group one nominee whom Ant Group would nominate for election as independent director of its board, which independent director would serve on the board’s audit committee, and our right to nominate two of our officers or employees for election as directors to the board of Ant Group;

•                  our rights to participate in any qualified IPO of Ant Group or Alipay;

•                  the Alibaba Independent Committee’s approval rights over:

•                  voluntary transfers of any equity securities of Alipay;

•                  increases to the size of the Ant Group board resulting in the number of board seats exceeding a certain specific number; and

•                  any Alipay IPO or equity issuance (other than in the context of an Ant IPO).

Non-Competition Undertakings

Under the SAPA, subject to certain limitations and unless both parties agree, we are restricted from engaging in specified business activities within the Ant Group’s scope of business, and Ant Group is restricted from engaging in any business conducted by us from time to time or logical extensions thereof. The 2020 Amendments allow Ant Group to engage in the sale and placement of advertisements by financial institutions solely in connection with financial services on publicly available mobile applications and end-user interfaces majority-owned and operated by Ant Group, as an activity that falls within the scope of our business but which Ant is permitted to engage in as an exception to the non-compete provisions, subject to certain qualifications.

Termination of Rights with Respect to Regulatory Unwind

Prior to the 2020 Amendments, the SAPA provided that, if any laws are enacted by any governmental authority that prohibits us from owning all or a portion of our equity interest in Ant Group, then to the extent necessary the share issuance and ancillary transactions will be unwound and related agreements terminated, and the pre-issuance SAPA and other related agreements would become effective and their terms would be restored. Pursuant to the 2020 Amendments, these provisions will terminate upon the completion of the Ant IPO.

Amendments to Other Agreements

Alipay Commercial Agreement

Under the Alipay commercial agreement among us, Alipay and Ant Group, Alipay and other subsidiaries of Ant Group provide payment processing and escrow services to us. Under the terms of this agreement, if applicable regulatory authorities require the fee rate payable by us to Ant Group under the commercial agreement be increased in connection with an Ant IPO, a one-time payment may be payable to us by Ant Group to compensate us for the impact of the adjustment.

Pursuant to the 2020 Amendments, we no longer have the right to receive such one-time payment. This change was made to facilitate the Ant IPO. If the Ant IPO is not completed within a certain period of time, the change will be unwound and our right will be restored.

New Agreements

Arrangements to Acquire Further Shares in the Ant IPO

We have entered into certain agreements with Ant Group, pursuant to which we may subscribe for additional shares in Ant Group as part of the Ant IPO, such that we may hold an equity interest not exceeding 33% in Ant Group upon the completion of the Ant IPO.

Documents to Implement Transfers of IP Contemplated by SAPA

We entered into a number of agreements pursuant to which we will transfer to Ant Group certain intellectual property exclusively relating to the business of Ant Group in connection with the Ant IPO, which transfers were contemplated by the SAPA.

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The foregoing summaries of agreements do not purport to be complete. To the extent such agreements have been filed as Exhibits to our Registration Statement on Form F-1 (File No. 333-195736), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 6, 2014, as amended, to our annual reports on Form 20-F, current reports on Form 6-K or to other filings with the SEC, the foregoing summaries are subject to, and qualified in their entirety by, the full text of such agreements, which are incorporated herein by reference.

This communication contains forward-looking statements concerning the agreements discussed herein. Potential risks and uncertainties include the following:

•                  the risk and uncertainties as to the timing of the consummation of the Ant IPO;

•                  the risk and uncertainties as to the timing of the consummation the agreements and agreement amendments and the ability of each party to consummate the agreements and agreement amendments;

•                  the risk that a regulatory approval that may be required for any agreement or agreement amendment is delayed, is not obtained, is obtained subject to conditions that are not anticipated, or is revoked after the amendment;

•                  the risk that the regulatory authorities will seek to unwind Ant Group’s issuance of securities representing a 33% equity interest to us;

•                  the risk that the regulatory authorities will interpret relevant laws or regulations differently from our PRC counsel;

•                  unexpected costs, charges or expenses resulting from the agreements or agreement amendments;

•                  potential adverse reactions or changes to business relationships resulting from the announcement or completion of the agreements or agreement amendments;

•                  evolving legal, regulatory and tax regimes, including the risk that relevant laws or regulations, or their interpretation by relevant authorities, may change in the future;

•                  adverse changes in general economic or market conditions;

•                  actions by third parties, including government agencies; and

•                  other potential factors that could affect Alibaba’s business and financial results included under the caption “Risk Factors” in the Annual Report, which is on file with the SEC and available on the SEC’s website at www.sec.gov.

Please also refer to the section entitled “Risk Factors” in our latest annual report on Form 20-F filed with the SEC for other relevant risks and uncertainties.

All information set forth in this communication is as of the date hereof. Alibaba does not intend, and undertakes no duty, to update this information to reflect subsequent events or circumstances, except as required by law.

August 25, 2020